UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

(Amendment No. 2 - Final Amendment)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

GI DYNAMICS, INC.

(Name of the Issuer)

GI DYNAMICS, INC.

CRYSTAL AMBER FUND LIMITED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

U3762T121

(CUSIP Number of Class of Securities)

Joseph Virgilio

Chief Executive Officer

GI Dynamics, Inc.

320 Congress Street, 3rd Floor

Boston, Massachusetts 02210

(781) 357-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Blake Baron, Esq.

Mitchell Silberberg & Knupp LLP

437 Madison Ave., 25th Floor

New York, NY 10022

(917) 546-7709

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$5,433	$0.60

*	For purposes of calculating the fee only. This amount assumes the aggregate cash payment of $5,433 (the “Total Consideration”) by the Company in lieu of issuing fractional shares immediately following the 1-for-1,000 reverse stock split to holders of fewer than 1,000 shares of the Company’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.06 per pre-split share and 90,550 pre-split shares, the estimated aggregate number of shares held by holders of less than 1,000 shares of the Company’s common stock. Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals 0.0001091 of the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0.60

Form or Registration No.: Schedule 13E-3

Filing Parties: GI Dynamics, Inc.; Crystal Amber Fund Limited

Date Filed: June 15, 2021

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), filed pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by GI Dynamics, Inc., a Delaware corporation (the “Company”), and its majority stockholder, Crystal Amber Fund Limited, with the Securities and Exchange Commission (the “SEC”) on June 15, 2021, as previously amended and supplemented by Amendment No. 1 to Schedule 13E-3 filed with the SEC on June 25, 2021. This Amendment No. 2 is being filed with the SEC pursuant to Rule 13e-3(d)(3) as a final amendment to Schedule 13E-3 to report steps taken by the Company to effectuate the Transaction (as described below).

On May 13, 2021, the Board of Directors of the Company (the “Board”) approved, by unanimous written consent, amendments (the “Certificates of Amendment”) to the Company’s Seventh Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) to effect a reverse stock split (the “Reverse Split”) of its outstanding shares of common stock, par value $0.01 (“Common Stock”), followed immediately by a forward stock split of its Common Stock (the “Forward Split,” and, together with the Reverse Split, the “Stock Split”). Subsequently, on May 24, 2021, the requisite stockholders of the Company also approved the Certificates of Amendment by written consent. The written consents of the Board and the requisite stockholders of the Company authorized the Company to file the Certificates of Amendment.

The Certificates of Amendment to the Certificate of Incorporation were filed with the Secretary of State of the State of Delaware on July 19, 2021, and became effective immediately thereafter. As a result of the Stock Split, stockholders owning fewer than 1,000 shares of Common Stock were cashed out at a price of $0.06 per share, and the holdings of all other stockholders remain unchanged.

The Stock Split is being undertaken as part of the Company’s plan to suspend its obligations to file periodic and current reports and other information with the SEC under the Exchange Act. The Board determined that the costs of being a public reporting company outweigh the benefits thereof. The actions, including effecting the Stock Split, terminating the registration of the Company’s Common Stock under Section 12(g) of the Exchange Act and suspending the Company’s obligations under Section 15(d) of the Exchange Act, are collectively referred to herein as the “Transaction.” After giving effect to the Transaction, the Company will no longer be subject to the reporting requirements under the Exchange Act or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act of 2002. However, the Company intends to maintain its existing internal controls and corporate governance framework.

On July 21, 2021, the Company filed a Form 15 with the SEC certifying that it has less than 300 stockholders, which immediately suspended the Company’s obligations to file certain periodic reports with the SEC and which will effect the deregistration of the Company’s Common Stock within 90 days of such date of filing.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2021	GI DYNAMICS, INC.

	By:	/s/ Joseph Virgilio
		Name:	Joseph Virgilio
		Title:	Chief Executive Officer

Date: August 2, 2021	CRYSTAL AMBER FUND LIMITED

By: Crystal Amber Asset Management (Guernsey) Limited, as Investment Manager

	By:	/s/ Laurence McNairn
		Name:	Laurence McNairn
		Title:	Director

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